

February 11, 2011

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an 710075 Shaanxi Province, China

> **Re: Huifeng Bio-Pharmaceutical Technology Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 000-32253**

Dear Mr. Wang:

We have reviewed your January 12, 2011 response to our December 14, 2010 letter and have the following comments.

Please respond to this letter within ten business days by amending your filings, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the amended filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Item 10. Directors, Executive Officers, and Corporate Governance
Biographies of Officers and Directors, page 21
Item 11. Executive Compensation, page 22

1.   Please refer to your response to Comments 3 and 4. In your next supplemental response, please provide proposed disclosure to be included in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 that
    •   describes the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director, as required under Item 401(e) of Regulation S-K; and
    •   provides the executive compensation disclosure required by Item 402(n) through (q) of Regulation S-K.

1. Summary of Significant Accounting Policies and Organization

(C) Principles of Consolidation, page F-7

2.   Please refer to your response to comment five. As it is unclear from your disclosure on page five that the contractual agreements were never consummated, please revise your disclosure to include the information provided in your response.

9. Income Tax, page F-15

3.   Please refer to your response to our comment number six. Please revise your disclosure to include the information provided in your response.

11. Convertible Notes Payable, page F-15

4.   Please refer to your response to our prior comment seven. Your disclosure on page F-16 indicates that the warrants were valued using the Black Scholes method. Since the Black-Scholes model does not take into account the warrants' down-round protection, please tell us the fair value of the warrants using another method such as the binomial or lattice pricing model at January 1, 2009 and each quarterly and annual balance sheet date subsequent thereto.

5.   It is our understanding that during the course of addressing the Staff's comments, the company determined that they need to restate their financial statements for the year ended December 31, 2009 and the nine months ended September 30, 2010, because they did not properly account for the 2009 amendment of the company's promissory notes as an extinguishment of debt. Please provide your analysis of your accounting for this transaction. Additionally, please tell us when you intend to file the Item 4.02 Form 8-K announcing that the previously issued financial statements should no longer be relied upon because of an error in such financial statements.   Refer to Section B to the General Instructions to Form 8-K, which requires that the 8-K be filed within four business days after such a determination is made.

Item 9A(T). Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 20

6.   Please refer to your response to our prior comment number eight where you state that the CFO and the Accounting Manager have over five years of experience of preparing financial statements under U.S. GAAP. Please elaborate on this statement by providing additional detail that substantiates these individuals experience in preparing financial statements under U.S. GAAP and the extent to which they received their accounting training and education in the United States.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Attorney Advisor at (202) 551-3239 or Jennifer Riegel, Attorney Advisor at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant